UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 90840 / January 4, 2021

Admin. Proc. File No. 3-18017

In the Matter of

CAN-CAL RESOURCES LTD.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Can-Cal Resources Ltd., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Can-Cal Resources Ltd.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Can-Cal Resources Ltd. is revoked. The revocation is effective as of January 5, 2021.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Can-Cal Resources Ltd., China Fruits Corp., and SkyStar Bio-Pharmaceutical Co.,* Initial Decision Release No. 1395, 2020 WL 527927 (Jan. 28, 2020). The Central Index Key number for Can-Cal Resources Ltd. is: 1083848.

Initial Decision Release No. 1395
Administrative Proceeding
File No. 3-18017

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of **Can-Cal Resources Ltd.**, **China Fruits Corp.**, and **SkyStar Bio-Pharmaceutical Co.**

Initial Decision as to
Can-Cal Resources Ltd.
January 28, 2020

Appearances:	James M. Carlson, David S. Frye, David Misler, Kevin P. O'Rourke, Stephan J. Schlegelmilch, and Neil J. Welch, for the Division of Enforcement, Securities and Exchange Commission Justin C. Jones, Jones Lovelock, for Respondent Can-Cal Resources Ltd.
Before:	James E. Grimes, Administrative Law Judge

Summary

This initial decision revokes the registration of the registered securities of Can-Cal Resources Ltd. The revocation is based on Can-Cal's failure to timely file required periodic reports with the Securities and Exchange Commission.

Introduction

The Commission initiated this proceeding in June 2017, when it issued an order instituting proceedings (OIP) under Section 12(j) of the Securities Exchange Act of 1934.[1] The OIP alleges that Can-Cal has a class of securities

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[1] OIP at 1; *see* 15 U.S.C. § 78*l*(j).

registered with the Commission under Exchange Act Section 12(g).[2] The OIP further alleges that as of June 2017, Can-Cal had not filed a periodic report since it filed a Form 10-Q for the period ended September 30, 2015.[3] That Form 10-Q allegedly reported a net loss of over $150,000 for the prior nine months.[4] Based on these factual allegations, the OIP alleges that Can-Cal is delinquent in meeting its periodic reporting obligations and has thus violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, which require issuers of securities registered with the Commission to file annual and quarterly reports with the Commission.[5]

Procedural History

Can-Cal filed its answer to the OIP in July 2017, and admitted that its common stock is registered with the Commission under Section 12(g) but denied the remaining allegations, including that it was delinquent in meeting its reporting obligations.[6] This proceeding was previously assigned to the Commission's then-chief administrative law judge but before she completed adjudication of the proceeding, the Commission stayed it and then ordered it reassigned to another administrative law judge.[7] Following two rounds of briefing before the second administrative law judge on a motion for summary disposition filed by the Division of Enforcement, and additional delay due to a lapse in governmental funding, this proceeding was reassigned to me.[8] In late

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[2]   OIP at 1; *see* 15 U.S.C. § 78*l*(g). This proceeding has ended as to the other Respondents listed in the OIP. *See China Fruits Corp.*, Exchange Act Release No. 85550, 2019 WL 1531823 (Apr. 8, 2019).

[3]   OIP at 1.

[4]   *Id.*

[5]   OIP at 2; *see* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

[6]   Answer at 1–2.

[7]   *See Pending Admin Proc.*, Securities Act of 1933 Release No. 10536, 2018 WL 4003609 (Aug. 22, 2018); *Pending Admin. Proc.*, Securities Act Release No. 10510, 2018 WL 3193858 (June 21, 2018).

[8]   *See Can-Cal Res. Ltd.*, Admin. Proc. Rulings Release No. 6433, 2019 SEC LEXIS 67 (ALJ Feb. 1, 2019); *Can-Cal*, Admin. Proc. Rulings Release No. 6393, 2018 SEC LEXIS 3440 (ALJ Dec. 10, 2018).

March 2019, I denied the Division's motion and directed the parties to confer and file a proposal for the further conduct of this proceeding.[9]

Rather than submit a proposal, the Division moved the Commission in April 2019 to dismiss this proceeding.[10] In its motion, the Division conceded that Can-Cal "became current" and had "cured the delinquencies alleged in the OIP."[11]

In September 2019, the Commission issued an order in which it noted that since the Division filed its motion, Can-Cal had not filed any periodic reports, had reported that it could not timely file its Form 10-K for the year ended December 31, 2018, and had reported that as of September 2019, it lacked the resources to become current in meeting its filing obligations.[12] The Commission thus requested additional briefing addressing the effect of these events on the Division's motion.[13]

The Division declined to submit supplemental briefing and instead filed a "notice of withdrawal of motion to dismiss and reinstatement of motion for summary disposition." In this filing, the Division stated that it was withdrawing its motion to dismiss, asked that I "set aside" the order denying its motion for summary disposition, and asked that I issue an initial decision revoking the registration of Can-Cal's securities.[14]

For its part, Can-Cal filed a supplemental brief in which it conceded that earlier in the year, it lacked the "financial resources to bring its filings current with the" Commission.[15] Based on documents attached to its brief, however, it

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[9]   *Can-Cal*, Admin. Proc. Rulings Release No. 6525, 2019 WL 2296498 (ALJ Mar. 28, 2019).

[10]   *See Can-Cal*, Exchange Act Release No. 86989, 2019 WL 4447518, at *1 (Sept. 17, 2019).

[11]   Mot. to Dismiss at 2 (Apr. 5, 2019).

[12]   *Can-Cal*, 2019 WL 4447518, at *1.

[13]   *Id.*

[14]   Div. Notice of Withdrawal of Mot. to Dismiss at 1–2 (Oct. 1, 2019).

[15]   Resp't's Supp. Br. at 1 (Oct. 1, 2019).

claimed that it would soon be in a position to cure its delinquencies.[16] Can-Cal thus asked the Commission to grant the Division's motion to dismiss.[17]

After the Commission confirmed in early November 2019 that the proceeding was back before me, I held a telephonic prehearing conference to discuss how to proceed.[18] During the conference, the parties tentatively agreed that this proceeding could be resolved without a hearing.[19] The parties confirmed this agreement in a subsequent letter in which they proposed a supplemental briefing schedule and each waived the right to call witnesses.[20]

After I entered an order adopting the proposed schedule, the parties completed supplemental briefing in December 2019.

Findings of Fact

The findings and conclusions in this initial decision are based on the record and on facts officially noticed under Commission Rule of Practice 323.[21] In making the findings below, I have applied preponderance of the evidence as the standard of proof.[22]

According to its most recent filing, Can-Cal, Central Index Key No. 1083848, is a Nevada corporation located in Red Deer, Alberta, Canada.[23] Since

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[16]   *Id.* at 2.

[17]   *Id.*

[18]   *Can-Cal*, Exchange Act Release No. 87492, 2019 WL 5803821, at *1 (Nov. 7, 2019).

[19]   Prehearing Tr. 5–7 (Nov. 18, 2019).

[20]   Joint Letter (Nov. 25, 2019).

[21]   17 C.F.R. § 201.323. I take official notice of Can-Cal's periodic-reporting filing history and the contents of its filings as reflected on the Commission's EDGAR database. *See Absolute Potential, Inc.*, Exchange Act Release No. 71866, 2014 WL 1338256, at *1 n.5, *3 (Apr. 4, 2014); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *1 n.2 (Nov. 4, 2013).

[22]   *See Rita J. McConville*, Exchange Act Release No. 51950, 2005 WL 1560276, at *14 (June 30, 2005), *pet. denied*, 465 F.3d 780 (7th Cir. 2006).

[23]   Can-Cal Resources Ltd., Annual Report at 2, F-6 (Form 10-K) (Jan. 7, 2020).

1999, it has had a class of securities registered with the Commission under Exchange Act Section 12(g).[24]

In 2014, Can-Cal shareholders filed a derivative shareholder complaint in a Nevada court.[25] The shareholders accused Can-Cal's management of entering into agreements that limited Can-Cal's ability to profit from certain material on one of its properties and of keeping information from shareholders by filing false and misleading reports with the Commission.[26]

During this time, Can-Cal began experiencing difficulty filing its periodic reports in a timely manner.[27] It filed its annual Form 10-K for 2013—due in late March 2014—on May 23, 2014, and the Forms 10-Q for the first two quarters of 2014—due 45 days after each quarter's end—on December 24, 2014. Can-Cal filed the 10-Q for the third quarter in January 2015 and made no filings during the remainder of 2015, instead waiting until January 7, 2016, to file the 2014 Form 10-K and the three 10-Qs for 2015.

Can-Cal then stopped filing its periodic reports. As noted, in June 2017, the Commission issued the OIP that initiated this proceeding and charged Can-Cal with failing to comply with its reporting obligations.

In March 2018, while this proceeding was pending, Can-Cal filed an annual report "[f]or the fiscal year ended December 31, 2016," in what it said was a:

> comprehensive annual report which includes audited financial statements as of December 31, 2016, 2015 and 2014, and for the years then ended and unaudited financial statements as of March 31, 2016, June 30, 2016, September 30, 2016, March 31, 2017, June 30, 2017 and

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[24] *See* Div. Supp. Br. (Feb. 13, 2019) Ex. C.

[25] *Sloan v. Can-Cal Res. Ltd.*, No. A-14-701465-B (Nev. Dist. Ct. Clark Cty. May 29, 2014).

[26] Motion to Intervene (June 16, 2017), Ex. 1 at 1 (derivative shareholder complaint).

[27] The OIP's factual allegations concern Can-Cal's failure to file periodic reports after the Form 10-Q for the period ended September 30, 2015. OIP at 1. In assessing an appropriate sanction in proceedings under Section 12(j), however, the Commission may consider uncharged reporting failures. *See Nature's Sunshine Products, Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *6 n.27 (Jan. 21, 2009).

September 30, 2017, and for the three months ended March 31, 2016 and 2017, the three and six months ended June 30, 2016 and 2017 and the three and nine months ended September 30, 2016 and 2017.[28]

In April 2018, the Nevada district court preliminarily approved a settlement of the shareholder litigation.[29] The settlement obligated another entity, for at least twenty years, to purchase approximately $150,000 worth of volcanic materials from a Can-Cal property each year.[30] The other entity was also obligated to pay audit fees to complete Can-Cal's delinquent periodic filings for 2015 through 2017.[31]

After filing a Form 12b-25, explaining that it would be delayed, Can-Cal filed the Form 10-K for 2017 on April 11, 2018.[32] And it timely filed the three 2018 10-Qs. But it then failed to file any periodic report during 2019. On January 7, 2020, it filed its Form 10-K for 2018, over nine months after it was due.

Conclusions of Law

The issuer of a security registered with the Commission under Exchange Act Section 12 must file annual reports "within the period specified in" Form 10-K.[33] For issuers like Can-Cal that are not accelerated filers, Form 10-K specifies that annual reports are due "90 days after the end of the fiscal year

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[28]   Can-Cal Res. Ltd., Comprehensive Annual Report, at "Explanatory Note" (Form 10-K) (Mar. 12, 2018) ("Super 10-K").

[29]   Can-Cal Supp. Docs. (July 11, 2018), Ex. 1 at 2 (district court final judgment and order of dismissal).

[30]   Can-Cal Supp. Docs. (May 22, 2018), Stipulation and Agreement of Settlement, Ex. A at 3–4 (Second Amended and Restated Material Supply Agreement).

[31]   *Id.*, Stipulation at 16.

[32]   By regulation, a registrant that is unable to timely file a quarterly or annual report must file a Form 12b-25 disclosing "its inability to file the report timely and the reasons" for its inability to timely file the report. 17 C.F.R. § 240.12b-25(a).

[33]   17 C.F.R. § 240.13a-1; *see* 15 U.S.C. § 78m(a); 17 C.F.R. § 249.310(a) (specifying that Form 10-K is used for annual reports filed under Section 13).

covered by the report."[34] And any issuer that is required to file annual reports must also file quarterly reports, using Form 10-Q, within "45 days after the end of the fiscal quarter."[35] These requirements serve to "'protect[] … investors and … insure fair dealing' in the [issuer's] securities."[36] Scienter is not required to establish violations of Exchange Act Section 13(a) or Rules 13a-1 and 13a-13.[37]

Because Can-Cal is the issuer of a security registered with the Commission under Exchange Act Section 12, it is required to timely file annual and quarterly reports with the Commission.[38] As of June 2017, when the Commission issued the OIP, Can-Cal had not filed its annual reports for 2015 or 2016, and had not filed any of its 2016 quarterly reports or its quarterly report for the period ended March 31, 2017. Although Can-Cal attempted to remedy its deficiencies in 2018 when it filed a comprehensive annual report, covering the periods relevant to its unfiled reports, that filing does not change the fact that Can-Cal failed to timely meet its reporting obligations.[39] Can-Cal has therefore failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanctions

The Commission may, "as it deems necessary or appropriate for the protection of investors," suspend for up to twelve months or revoke the registration of a security if it finds that the issuer of the "security has failed to comply with *any* provision of" the Exchange Act or rules thereunder.[40] The periodic filing requirements are contained in a provision of the Exchange Act

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[34] 17 C.F.R. § 249.310(b)(3).

[35] 17 C.F.R. §§ 240.13a-13(a), 249.308a(a)(2).

[36] *China-Biotics*, 2013 WL 5883342, at *10 (quoting 15 U.S.C. § 78m(a)).

[37] *Advanced Life Sci. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017).

[38] 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13(a).

[39] *See Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *5 (June 29, 2012) ("Our precedent … does not support the proposition that the mere filing of a past due report satisfies a company's Exchange Act reporting obligations.").

[40] 15 U.S.C. § 78*l*(j) (emphasis added); *Advanced Life Sci.*, 2017 WL 3214455, at *2.

and rules thereunder.[41] As a result, the failure to comply with the periodic filing requirements subjects the registration of the issuer's securities to suspension or revocation.[42]

In determining the appropriate sanction in proceedings under Exchange Act Section 12(j) involving violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the Commission considers a number of factors, including "the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations."[43] This list of factors is "non-exclusive, and no single factor is dispositive."[44] With these factors in mind, I turn to evaluation of the appropriate sanction, if any, for Can-Cal's violations.

Consideration of the Gateway *factors supports revocation.*

1. Can-Cal's failures are serious.[45] The periodic-reporting requirement in Section 13(a) is "a central provision of the Exchange Act."[46] And that requirement exists "to supply the investing public with current, accurate financial information about an issuer so that investors may make informed decisions."[47] Indeed, periodic reports are among "the primary sources of information available to guide the decisions of the investing public."[48] When

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[41]   *See* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13(a).

[42]   *See Advanced Life Sci.*, 2017 WL 3214455, at *2–3.

[43]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[44]   *Advanced Life Sci.*, 2017 WL 3214455, at *3.

[45]   *Cf. Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (holding that failing to file "any periodic reports for over two years" constituted serious violations).

[46]   *Gateway*, 2006 WL 1506286, at *6.

[47]   *Am. Stellar Energy, Inc.*, Exchange Act Release No. 64897, 2011 WL 2783483, at *5 (July 18, 2011), *pet. dismissed sub. nom. Tara Gold Res. Corp. v. SEC*, 678 F.3d 557 (7th Cir. 2012).

[48]   *United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984); *see Absolute Potential*, 2014 WL 1338256, at *8 (stating that the reporting "requirements are the primary tool[s] which Congress has fashioned for the

an issuer fails to meet its reporting obligations, it deprives current and potential investors "of the ability to make informed investment decisions based on current and reliable information" about the issuer.[49] As a result, an issuer's repeated failure to meet its reporting obligations is considered "so serious that only a strongly compelling showing with respect to the other [*Gateway*] factors … would justify a lesser sanction than revocation."[50]

Can-Cal's efforts over the last six years to comply with its reporting obligations leave much to be desired. Five of its last six annual reports were filed late. Its 2014 and 2018 annual reports were both filed nine months late. And its 2015 and 2016 reports were filed in *2018* in a single comprehensive submission. All of its quarterly reports from 2014 through 2017 were late. And the 2016 and 2017 quarterly reports were not filed until 2018 in the same comprehensive submission that covered the 2015 and 2016 annual reports. Can-Cal has also many times failed to comply with the requirement to file a Form 12b-25 when a registrant is unable to file a Form 10-Q or 10-K.[51] Worse, Can-Cal remains delinquent despite repeated assertions that it will become and remain current in its periodic reporting.[52] Can-Cal has not filed any of its 2019 quarterly reports.

Can-Cal has thus repeatedly prevented investors from obtaining timely "accurate financial information" that would have allowed them to "make

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protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities" (internal quotation marks omitted; alteration in original)).

[49] *Accredited Bus.*, 2015 WL 5172970, at *2.

[50] *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 WL 2167956, at *8 (May 23, 2008).

[51] *See* 17 C.F.R. § 240.12b-25(a). The Commission considers the failure to file a Form 12b-25 in cases brought under Section 12(j) when assessing sanctions. *See Accredited Bus.*, 2015 WL 5172970, at *3 n.17.

[52] *See, e.g.*, Resp't's Supp. Br. 1–2 (Dec. 10, 2019); Resp't's Supp. in Support of Opp'n to Summary Disposition (Oct. 17, 2018); Resp't's Opp'n to Summary Disposition at 2–3 (Jan. 5, 2018).

informed decisions."[53] It has left investors in dark, for extended periods, about its financial status. Given the foregoing, Can-Cal's violations are serious.[54]

2. Can-Cal's delinquencies are recurrent and are not isolated. With the exception of a four-report window in 2018, Can-Cal has not filed any report on time in the last six years. Many of its reports were filed at least nine months late. And its 2019 quarterly reports are currently outstanding.

3. Can-Cal's failure to timely file its reports reflects a "high degree of culpability."[55] Can-Cal has plainly been aware of its reporting obligations, as reflected in the fact that it has, at times, timely filed its annual and quarterly reports. It has nonetheless regularly failed to meet its obligation to timely file periodic reports.

One of the most egregious of Can-Cal's failures relates to its 2015 annual report and its 2016 quarterly reports. It filed its Super 10-K for the fiscal year ended December 31, 2016, as a comprehensive filing covering the omitted reports. But it didn't submit its Super 10-K until March 2018, two years after the 2015 annual report was due, over a year after the 2016 quarterly reports were due, and nine months after this proceeding was initiated. All that time, investors lacked current and accurate financial information, which shows Can-Cal's high degree of culpability.[56]

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[53]   *Am. Stellar Energy*, 2011 WL 2783483, at *5.

[54]   *Cf. Absolute Potential*, 2014 WL 1338256, at *4 (finding "serious" violations where issuer failed to timely file periodic reports for several years, despite issuer's filing of past-due reports); *China-Biotics*, 2013 WL 5883342, at *10 (finding that a respondent's "violations were serious, recurrent, and demonstrate a high degree of culpability," where it failed to "file a single periodic report for more than a year and a half"); *Impax Labs.*, 2008 WL 2167956, at *7–8 (holding that the failure to file eight reports was serious).

[55]   *Absolute Potential*, 2014 WL 1338256, at *4; *cf. Gateway*, 2006 WL 1506286, at *5 ("Gateway … knew of its reporting obligations, yet failed to file a total of seven annual and quarterly reports").

[56]   When I denied summary disposition, I viewed Can-Cal's remedial efforts, including its submission of a Super 10-K covering multiple Forms 10-K and 10-Q, in the light most favorable to it. *See Can-Cal*, 2019 WL 2296498, at *3, *5 n.49. At the end of the day, however, the Super 10-K does not cure the violation, because investors were still deprived of financial information for an extended period. *Calais Res.*, 2012 WL 2499349, at *5 ("If issuers were permitted, at their discretion, to consolidate multiple years of annual reports into a single

4. Can-Cal has not taken effective steps to remedy its past violations. When the Commission instituted this proceeding, Can-Cal had six outstanding reports, including two annual and four quarterly reports. In January 2018, it argued that, because it had secured funding that would "ensure [it] will not fall behind in its [reporting] obligations," revocation was unwarranted.[57] In October 2018, it submitted a supplemental filing referencing its previous assertions, and stating that it had, in fact, become current and complied with its reporting obligations.[58] Indeed, Can-Cal timely filed its three quarterly reports for 2018. And it was in this window that I denied the Division's motion for summary disposition and the Division moved the Commission to dismiss this proceeding.

But Can-Cal then returned to its previous pattern. It filed a Form 12b-25 as to the 2018 annual report, but did not file the report until January 2020. And it has not filed any of its 2019 quarterly reports.

5. As to the credibility of Can-Cal's assurances against further violations, in two filings in 2018, and again in a filing in January 2019, Can-Cal asserted that it had the resources to become and remain current in meeting its filing obligations.[59] But once the Division moved to dismiss this proceeding, it stopped meeting those obligations. Can-Cal now says—once again—that it has secured the resources necessary to "fulfill its … filing requirements" and "has already engaged its auditor."[60]

Because we've been down this road before, I do not find Can-Cal's assurances credible. Can-Cal claimed in January 2019 that "annual payments to Can-Cal of $150,000" from a third party "alone should more than adequately

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filing, the investing public would not be assured of the timely disclosure mandated by the Exchange Act."); *see Am. Stellar Energy*, 2011 WL 2783483, at *5 (issuers have an "obligation under Rule 13a-1 to file a *separate* annual report for [each] fiscal year" (emphasis added)).

[57]   Resp't's Opp'n to Summary Disposition at 2–3 (Jan. 5, 2018).

[58]   Resp't's Supp. in Support of Opp'n to Summary Disposition (Oct. 17, 2018).

[59]   *See id.*; Resp't's Opp'n to Summary Disposition at 2–3 (Jan. 5, 2018); Resp't's Further Supp. in Support of Opp'n to Summary Disposition (Jan. 4, 2019), Ex. 1 at 2.

[60]   Resp't's Supp. Br. at 1–2 (Dec. 10, 2019).

cover the costs to pay Can-Cal's audit firm" to prepare necessary documentation for annual and quarterly reports.[61] But Can-Cal still missed all the reports it was supposed to file in 2019. Then, in December, Can-Cal made a new promise: because it had just received funding from a *different* third party, it now "will bring … its filings current."[62] But the company's shifting explanations, and the fact that its three 2019 quarterly reports remain outstanding after years of missed and late reports cast serious doubt on its promises.[63] Can-Cal's inability to remain current during the pendency of this proceeding shows there is little reason to think it will become and remain current in the future.

Can-Cal has argued that, at times, it lacked the financial resources necessary to comply with its filing obligations.[64] Can-Cal's lack of financial resources is not mitigating. The obligation to timely file quarterly and annual reports is mandatory and not a requirement issuers may choose to meet when it is convenient.[65] And the fact an issuer is financially unable to comply with its filing requirements is information to which current and potential investors are entitled.[66]

Finally, Can-Cal has also claimed that it stopped filing reports because representations made in its filings could have been used by its shareholders in their suit against the company.[67] Can-Cal's assertion demonstrates a

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[61] Resp't's Second Further Supp. in Support of Opp'n to Summary Disposition (Jan. 4, 2019), Ex. 1 at 2.

[62] Resp't's Supp. Br. at 1–2 (Dec. 10, 2019).

[63] *Cf. Alra Labs., Inc. v. DEA*, 54 F.3d 450, 452 (7th Cir. 1995) ("An agency rationally may conclude that past performance is the best predictor of future performance.").

[64] *See, e.g.*, Resp't's Supp. Br. at 1 (Dec. 10, 2019); Resp't's Opp'n to Summary Disposition at 2 (Jan. 5, 2018).

[65] *See Am. Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *3–4 & n.16 (Mar. 22, 2007).

[66] *See Tara Gold*, 678 F.3d at 558 (stating that a firm's "[in]ability to pay an auditor to certify … financial statements" is "something investors surely would want to know").

[67] Resp't's Second Further Supp. in Support of Opp'n to Summary Disposition (Jan. 4, 2019), Ex. 1 at 2.

problematic attitude toward compliance with its reporting obligations.[68] Withholding accurate financial information from investors as a litigating tactic is contrary to the notion of disclosure which lies at the heart of the securities laws.

For the reasons described above, I find that Can-Cal has not made a "strongly compelling showing … [that] would justify a lesser sanction than revocation."[69] I therefore find it necessary and appropriate for the protection of investors to revoke the registration of each class of Can-Cal's registered securities.

Order

I ORDER that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Can-Cal Resources Ltd. is hereby REVOKED.[70]

This initial decision will become effective in accordance with and subject to the provisions of Rule 360.[71] Under that rule, a party may file a petition for review of this initial decision within 21 days after service of the initial decision. Under Rule of Practice 111, a party may also file a motion to correct a manifest error of fact within ten days of the initial decision.[72] If a motion to correct a manifest error of fact is filed by a party, then a party has 21 days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact.

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[68]   *See Am. Sports Voice*, 2007 WL 858747, at *4 (compliance "may not be subject to conditions from the registrant"); *Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *6 (July 6, 2011) ("reject[ing] the argument that an issuer cannot be held accountable for filing delinquencies if the delinquencies resulted from the actions of a third party").

[69]   *Impax Labs.*, 2008 WL 2167956, at *8; *cf. Am. Stellar Energy*, 2011 WL 2783483, at *5 ("Tara Gold's continued delinquency indicates that it has not made the 'strongly compelling showing' necessary under *Gateway* to justify a lesser sanction than revocation.").

[70]   This order applies to all classes of Can-Cal's securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

[71]   *See* 17 C.F.R. § 201.360.

[72]   *See* 17 C.F.R. § 201.111.

The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision will not become final as to that party.

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James E. Grimes
Administrative Law Judge